UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*


                                Fiberstars, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   315662 10 6
                                -----------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 7 pages


---------------------------------------                                        --------------------------------------
CUSIP NO. 315662 10 6                                    13G                             Page 2 of 7 Pages
---------------------------------------                                        --------------------------------------

Page 3 of 7 pages
GT\6018475.1
102590-151069
----------- ---------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Chailease Venture Capital Co., Ltd.
----------- ---------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                        (a)  [  ]
                                                                                                        (b)  [  ]
----------- ---------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------- ---------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Taipei, Taiwan
----------- ---------------------------------------------------------------------------------------------------------
                               5      SOLE VOTING POWER

        NUMBER OF
                           ---------- -------------------------------------------------------------------------------
         SHARES                6      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      189,393

                           ---------- -------------------------------------------------------------------------------
         BY EACH               7      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON

                           ---------- -------------------------------------------------------------------------------
          WITH                 8      SHARED DISPOSITIVE POWER

                                      189,393
-------------------------- ---------- -------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            189,393
----------- ---------------------------------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----------- ---------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.54%
----------- ---------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON *

            PN
----------- ---------------------------------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILING OUT!

                               Page 2 of 7 pages

---------------------------------------                                        --------------------------------------
CUSIP NO. 315662 10 6                                    13G                             Page 3 of 7 Pages
---------------------------------------                                        --------------------------------------
----------- ---------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Paul Wang
----------- ---------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                        (a)  [  ]
                                                                                                        (b)  [  ]
----------- ---------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------- ---------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
----------- ---------------------------------------------------------------------------------------------------------
                               5      SOLE VOTING POWER

        NUMBER OF                     26,250
                           ---------- -------------------------------------------------------------------------------
         SHARES                6      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      189,393

                           ---------- -------------------------------------------------------------------------------
         BY EACH               7      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                       26,250
                           ---------- -------------------------------------------------------------------------------
          WITH                 8      SHARED DISPOSITIVE POWER

                                      189,393
-------------------------- ---------- -------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            215,643
----------- ---------------------------------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----------- ---------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            6.31%
----------- ---------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON *

            IN
----------- ---------------------------------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILING OUT!

                               Page 3 of 7 pages

Chailease Venture Capital Co., Ltd.
Schedule 13G (Cont'd)

Item 1(a)         Name of Issuer:

                           Fiberstars, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           2883 Bayview Drive
                           Fremont, CA 94538

Item 2(a)         Name of Person Filing:

                           Chailease Venture Capital Co., Ltd.

Item 2(b)         Address of Principal Business Office, or if None, Residence:

                           420 Fu-Hsin North Road, Sixth Floor
                           Taipei, Taiwan R.O.C.

Item 2(c)         Citizenship:

                           Chailease Venture Capital Co., Ltd. is a limited partnership organized in the State of Taipei, Taiwan, R.O.C. Paul Wang is a citizen of the United States of America.

Item 2(d)         Title of Class Securities

                           Common Stock

Item 2(e)         CUSIP Number:

                           315662 10 6

Item 3            Type of Person:

                           Not Applicable

Item 4            Ownership (at December 31, 1996):

(a) and (b)       Amount beneficially owned:

                  As at December 31, 1996, Chailease Venture Capital Co., Ltd. beneficially owned 189,393 shares or 5.54% of the outstanding shares of common stock of the Issuer. Mr. Wang beneficially owned 215,643 shares or 6.31% of the outstanding shares of common stock of the Issuer.

                               Page 4 of 7 pages

Chailease Venture Capital Co., Ltd.
Schedule 13G (Cont'd)

(c)               Number of shares as to which such person has:

                  Mr. Wang, the General Partner of Chailease Venture Capital Co., Ltd., shares voting and dispositive powers with respect to the 189,393 shares owned by Chailease Venture Capital Co., Ltd.

                  Mr. Wang has sole voting power and dispositive power with respect to 12,500 shares which are issuable upon exercise of an option that is fully exercisable at a price of $4.50 per share, and such option expires on February 24, 2002. Mr. Wang also holds two seperate fully exercisable options to purchase 5,000 shares at a price of $5.125 and $5.625 per share, respectively, and such options expire on August 17, 2004 and May 16, 2005, respectively, or when Mr. Wang ceases to serve as a director of the Issuer, if earlier. Mr. Wang also holds an option to purchase 5,000 shares of common stock, which vests in 12 equal monthly installments from the grant date (May 22, 1996), 3,750 of which are currently vested, with the remainder becoming fully exercisable on May 22, 1997. This option expires on May 21, 2006 or when Mr. Wang ceases to serve as a director of the Issuer,if ealier.


Item 5            Ownership of Five Percent or Less of a Class:

                           Not Applicable

Item 6            Ownership  of More Than  Five  Percent  on  Behalf of  Another
                  Person:

                  No person, other than Mr. Wang, has shared voting and dispositive powers with respect to the shares owned by Chailease Venture Capital Co., Ltd.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           Not Applicable

Item 8            Identification and Classification of Members of the Group:

                  See Exhibit A attached hereto.

Item 9            Notice of Dissolution of Group:

                           Not Applicable

Item 10           Certification:

                           Not Applicable

                               Page 5 of 7 pages

Schedule 13G
Chailease Venture Capital Co., Ltd. (Cont'd)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997


                                         CHAILEASE VENTURE CAPITAL CO., LTD.


                                         /s/ Paul Wang
                                         ----------------------------------
                                         By:  Paul Wang

                                         Title:  President




                                         /s/ Paul Wang
                                         ----------------------------------
                                                    Paul Wang

                               Page 6 of 7 pages

Schedule 13G
Chailease Venture Capital Co., Ltd. (Cont'd)

                                    EXHIBIT A

                       Identification of Members of Group

         Pursuant to Rule 13d-1(f) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached
Schedule 13G is being filed on behalf of each of the undersigned.

Dated February  14, 1997.


                                           CHAILEASE VENTURE CAPITAL CO., LTD.


                                           /s/ Paul Wang
                                           ----------------------------------
                                           By:  Paul Wang

                                           Title:  President





                                           /s/ Paul Wang
                                           ----------------------------------
                                                       Paul Wang

                               Page 7 of 7 pages